

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Todd Butz
Chief Financial Officer
Mayville Engineering Company, Inc.
715 South Street
Mayville, WI 53050

      Re: Mayville Engineering Company, Inc.
          Form 10-K for the year ended December 31, 2020
          Filed on March 5, 2021
          Form 10-K/A for the year ended December 31, 2020
          Filed on May 3, 2021
          File No. 1-38894

Dear Mr. Butz:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing